Frog Juice, Inc.

BREWERY EXPANSION PLAN & PROJECTIONS

Shelby Stennes & Frog Greishaw
CHIEF FINANICIAL OFFICER | OWNER/OPERATOR

July 27, 2020

Table of Contents

Executive Summary

Frog Juice products offer healthy and adventurous beverage alternatives to consumers. We envision stepping into a role in our community by providing unique ways for people to pursue community, healing, and creativity by forming intentional connections with their bodies, minds, and the environment. For the past 9 years, Frog Juice has remained dedicated to shrinking their environmental footprint through various routes including: utilizing organic produce from local farmers, sourcing organic and fair-trade sugar, composting fruit byproduct, and continuously reducing waste in packaging.

Frog Greishaw founded Frog Juice, Inc. in 2014 to sustainably produce beverages that provide health benefits to consumers and taste exceptional. Over her 20 years of hospitality experience and 9 years of kombucha brewing experience, Frog has built relationships with countless artisans and experts. She has recruited team members with intentionality for this well-curated project, with the vision for enriching this community and has set her sights toward rippling this vision globally. Frog Juice is located in Knoxville, TN and products are distributed throughout the surrounding area, as well as Chicago, IL, where the business was founded. Frog Juice, Inc. sources high quality, organic ingredients, often through partnerships with local farmers to ensure product quality and support the growing local economy. As the only kombucha brewery within two hours of Knoxville, Frog Juice is on track to gain a foothold as the primary kombucha supplier with restaurants and retailers in the area. A combination of outsourcing distribution and establishing new brewing locations in several different regions will allow for further expansion over the years.

Projected revenue for the first full year of operation is $405,120.00 with an average annual increase of 48% over the next four years. According to projections, the company will be cash flow positive by year four and break even in the first quarter of year five. Frog Juice, Inc. is seeking $500,000 in funding to expand their brewing operations. The owner has invested $194,000 personally and approximately $243,340 in sweat equity over the years. Three angel investors have also invested $41,500 in Frog Juice, Inc. since its founding.


FROG JUICE
artisanal kombucha
grape ape!
beet apple ginger
blackberry basil cucumber
blueberry basil
peach lavender
mint raspberry
pineapple jalapeño
hibiscus apple cherry

Table of Contents 4

Covid-19 Response

In response to the current restrictions on restaurants and bars (who make up a significant of our wholesale customer base), we have shifted our focus to selling directly to customers and offering local home delivery. Despite the shift in sales strategy, we saw growth in first quarter sales from 2019 to 2020 and are on track to see continued growth in second quarter of sales as well. With this expansion, Frog Juice will be capable of approaching their contacts in grocery store chains and larger scale distribution regionally. We do anticipate that the healthy beverage market will perform well in response to consumer's increased health awareness.

Furthermore, Frog Juice, Inc. has hired a media marketing firm that specializes in health and wellness branding to refine media content, increase brand awareness, manage and grow social media reach, as well as provide advertising recommendations based on current market research and performance metrics. Access to such expertise will allow Frog Juice to more effectively reach our target market in an era of unprecedented online advertisement and purchasing despite fluctuating algorithms and trends.

Market Research & Strategy

Healthy Beverage Industry

Studies suggest the Compound Annual Growth Rate of the global kombucha market will expand at 23 to 25 percent to reach a global market size of $5.45 billion by 2025.[1] In 2018 sales of kombucha reached more than $525 million, comprising more than two-thirds of the "enhanced beverage" market.[2]

There is limited publicly available information on this industry in the state of Tennessee because the market demand for Kombucha in the region is still in the early stages of growth.

Regional Tourism

Please note that this research was completed prior to the COVID19 pandemic; however, we anticipate that the research is still relevant as it reflects the potential of tourism in our area as the industry recovers.

For overall visitation, Tennessee placed among the Top 10 travel destinations in the U.S. for the fourth consecutive year. The state experienced 113.6 million person stays in 2017, an increase of 3.3% over 2016. Direct domestic and international travel expenditures are currently at an all-time record-high of $19.3 billion, a 4.7 percent increase over 2015, as reported by the U.S. Travel Association.[3]

---

[1] https://www.grandviewresearch.com/press-release/global-kombucha-market,
https://www.businesswire.com/news/home/20181107005511/en/Global-Kombucha-Market-Size-Share-Trends-Analysis,
[2] http://bi.galegroup.com/essentials/article/GALE|I2502065702/441bfb1b857160877527c39b5d2dd95f?u=tel_p_knoxcpl
[3] https://www.tn.gov/tourism/news/2018/5/24/tennessee-is-the-fastest-growing-state-for-international-travel-in-the-u-s-.html

The Tennessee Department of Tourism reports the following information regarding visitors to Tennessee[4]:
- Tennessee's total visitation was 113.6 million person-stays, a 3.4 percent increase over 2016.
- Tennessee continues to rank in the top 10 destinations in the United States.
- Fall (29% of visitors) and summer (28%) were dominant travel seasons, but also saw strong travel in spring (24%).
- Tennessee hosted visitors an average of 2.00 nights (total travel), down from 2.15 nights in 2016.
- Leisure visitors averages: length of stay was 2.15 days, travel party size was 2.12, and spend was $469.
- Average drive distance: 100 miles or less.
- Tennessee was the largest origin market, followed by Mississippi, Kentucky, Georgia and Alabama.
- The dominant travel parties are one adult and a male/female couple.
- The daily per person spending amount was $120 and the average spend per trip was $420.
- Shopping, culinary/dining, visiting friends/relatives, national/state parks, touring/sightseeing and historic sites remain the most popular activities.

In 2017, Tennessee was the fastest-growing state in the US for international travel, with Middle-East Tennessee reporting 168,000 international visitors.[5]

The Great Smoky Mountains National Park (the most visited national park in the country) reports record-setting numbers of visitors each year that data is available since 2015, rising from 10,712,674 visitors in 2015 to 11,338,893 visitors in 2017.[6]

The Tail of the Dragon, considered to be one of the world's foremost motorcycling and sports car touring roads, saw an average daily traffic of 1,289 vehicles in 2017, up from 1,176 in 2015. Knoxville's urban wilderness, consisting of more than 1,000 forested acres, 5 city parks, an incredible natural swimming quarry connected by more than 50 miles of bike-friendly trails and greenways, by one estimate may see as many as 260,000 annual visits, with more than $14 million in resulting economic activity, and is slated for a $10 million expansion 2019-2020.[7] Dollywood, an amusement park in Pigeon Forge, Tennessee, consistently entertains more than two million visitors annually.[8]

This area has many tourist seasons including:
- **Spring:** Festival season- Big Ears, Heart of Town,Dogwood Arts Festival to name a few.
- **Summer:** Dollywood/Pigeon Forge, camping/hiking, family friendly vacations.
- **Fall:** UT football games, motorcycle season on Tail of the Dragon, Great Smoky National Park for the changing of the leaves.
- **Holiday/Winter** is the highest rated season, this is a huge romantic and family destination for this time of year.
- Mountain biking also brings a significant amount of tourism into the area spring through fall.

---

[4] https://industry.tnvacation.com/sites/industry/files/component/pod/Annual_2018_Web.pdf

[5] https://industry.tnvacation.com/sites/industry/files/component/pod/Tennessee%20International%20Report.pdf

[6] https://www.visitmysmokies.com/blog/smoky-mountains/great-smoky-mountains-national-park-visitors-record/,
https://irma.nps.gov/Stats/SSRSReports/Park%20Specific%20Reports/Annual%20Park%20Recreation%20Visitation%20Graph%20(1904%20-%20Last%20Calendar%20Year)?Park=GRSM,
https://irma.nps.gov/Stats/SSRSReports/Park%20Specific%20Reports/Annual%20Park%20Recreation%20Visitation%20(1904%20-%20Last%20Calendar%20Year)?Park=GRSM

[7] http://bakercenter.utk.edu/wp-content/uploads/2015/06/CS-White-Paper2-15Final.pdf,
http://www.outdoorknoxville.com/urban-wilderness,
http://knoxvilletn.gov/government/city_departments_offices/parks_and_recreation/planning_development/urban_wilderness_gateway_park_project.

[8] https://www.dollywood.com/About-Us/Dollywood-History

Competition

There are currently no other kombucha companies in Knoxville. Other small batch and regional kombuchas sold in the Knoxville area include **Muse + Metta** (Chattanooga, TN), **Buchi** (Marshall, NC), **Lenny Boy** (Charlotte, NC). National brands that are available in the area include **Health-Ade**, **Kevita**, **Suja**, and **GT's**. Some grocery store chains such as Kroger and Costco have also developed their own store brand kombuchas. While this has been little concern with local retailers that aim to carry local products, we will be in competition with these brands once we begin selling in grocery stores and other large retailers.

Target Market

Our target market is the conscientious consumer who is a bit more adventurous; people that are open minded and desire to improve themselves and the world they live in. Customers of Frog Juice Kombucha are health conscious, community oriented, and prioritize environmental responsibility. Frog Juice products cater to this market by committing to sustainable production practices and by sourcing local, organic ingredients. We will continue to operate according to the values of this target market throughout this expansion process by sustainably sourcing building materials, committing to responsible energy, land, and water use; and offering products to the local community that are informed by these values.

Marketing Strategies

Through exceptional customer service and product quality, Frog Juice Kombucha has established a reputation for excellence with current clientele. This reputation has prompted new customers to request to carry Frog Juice products in response to word of mouth recommendations and has built a firm foundation upon which to build relationships when courting new customers. Maintaining and building upon this reputation as an asset is of the utmost priority as Frog Juice, Inc. expands.

Management team members bring experience in marketing strategy, graphic design, analytics, finance, as well as hospitality and event management. Frog Juice, Inc. is also currently under contract with a marketing firm that has extensive experience working with health and climate conscious companies. In addition to access to internal and external expertise, Frog Juice, Inc has extensive connections in the wellness and arts communities to be tapped for marketing design.

Marketing methodology will include a strong, targeted social media presence; advertisement with entities that align with the values of the company; and leveraging network connections for programming and distribution opportunities that will expand consumer reach.

Advantage

Frog Juice Kombucha has an advantage in the regional market as an early entrant to the local market, and overall as a competitor that has perfected the brewing process for both a healthy and fabulous tasting line of products. Currently, the closest local kombucha companies are located at least two hours from Knoxville in Asheville, Atlanta, Chattanooga, and Nashville. This gives Frog Juice Kombucha an edge in the Knoxville area to be the only option for truly local kombucha in an economy that is increasingly demanding locally produced goods over imported goods. Even products sold in the Chicago area are brewed with ingredients local to that area.

Execution

Local Partnerships

Over the past decade, Knoxville's local and small business economy has exploded. The pride in and identity as "The Maker City" has fostered a culture that values creativity, ingenuity, and local products. In addition, the demand for healthy and eco-friendly products has grown exponentially both locally and nationally and continues to do so. As the only Kombucha company in Knoxville, and one of only four in the state, Frog Juice Kombucha has had a unique opportunity to tap the local market first. We will continue to partner with the thriving local craft brewery and restaurant industries to help them offer a local, non-alcoholic, and gluten-free option to their customers. The current clientele purchase Frog Juice products to serve by the can, glass, or growler as well to be used as a mixer in house. By partnering with local farmers for produce and collaborating with other local makers to develop new products, Frog Juice Kombucha also gains an edge in the market by sharing in the values of the community it serves. Talks about contract farming with current produce partners have been well received and are anticipated to allow for lower cost of goods sold as production increases.

Environmental Responsibility

In alignment with company values and the values of the community we serve, Frog Juice, Inc.'s property management and brewing operation will strive to have a positive ecological impact whenever possible and otherwise carefully consider eco-friendly options. We envision leading by example and inspiring the community of people we host and serve to consider ways they can live their lives in harmony with their environment.



Operations & Leadership



Shelby Stennes, Chief Financial Officer

Shelby has lived in Knoxville since 2012 and currently lives with her husband and daughter in South Knoxville. She has worked with previous clients and employers to develop procedures and training programs to increase efficiency, establish effective communication methods through standardization and technology, and leverage analytics to locate and solve problems. Her experience working with small businesses in strategic planning, marketing, and training development uniquely positions her to analyze business operations objectively. Shelby's attention to detail and grasp of the big picture allows her to see each element as part of the greater whole, giving her the ability anticipate problems and manifest their solutions with ease. These skills inform her methods for resource management, cost control, and recruiting to achieve an efficient and profitable business. Not only is Shelby highly self-motivated, she holds the team accountable in order to help them and the business succeed.

David Doss, Administrative Assistant

Dave brings a diverse skill set and variety of experience to the team. He has over 10 years of experience in project management, graphic design, and brand strategy as well as a knack for creative problem solving. Throughout his career he has specialized in start-up and small business branding. Dave has found that his skills and experiences as a designer, coupled with his ability to approach a problem analytically and creatively, can be adapted and applied across a variety of industries. Over the past five years he has acted as operations director, community access point lead, and sustainability team manager on several projects in the event production industry. Not least of all, his experience as a high-volume, special-event bartender makes his unique background perfectly suited for this project from the ground up.



Benjamin Clingner, Brewing Operations Manager

Benjamin brings twenty years of food and beverage industry expertise to the table. Most notably as an award-winning beer brewer, he contributed to gold medals won in the great American beer festival, the world beer cup, as well as over thirty local medals. He has worked on a wide range of systems and is currently consulting at the largest winery in Tennessee as a carbonation and filtration specialist. By breaking down production growth into phases, Ben is prepared to scale us from our current one hundred gallon batch size to around 31,000 gallons annually over the next three years. He will hand pick and oversee the installation of the equipment needed to increase our brewing capacity as well as manage training our team, writing SOPs, and ensure that our process is ergonomic and efficient.



Frog Greishaw, Founder CEO

Frog brings twenty years of hospitality experience and nine years of kombucha brewing to the table. Her worldwide connections in the bar and restaurant industry have this project slated for success. Frog's decades of design experience will aid in restoring this beautiful salvaged property into a timeless yet current version of itself. After only residing in the Knoxville area for the past three years, she has made countless connections in the area of local artisans of all types of mediums: farming, cooking, fabrication/ makers, therapists/ healers of multiple modalities, and small business owners to add to her already extensive global network of festival production builders and craftsmen. She has been recruiting team members for this well curated project for the past two years to make a meaningful impact and significantly enrich this community regionally. Her intent is set towards this vision rippling globally.

Contractors & Consultants

Smoke Signal Media Productions: SMMP is a Knoxville, Tennessee firm that specializes in marketing and branding strategy that love a good story. They blend creative design and strategic marketing for a variety of clients. Their expertise will allow Frog Juice, Inc. to stay on top of current market trends and receive current analytics in the ever-changing digital world. Their team will deliver market research, photography, social media strategy and content, as well as website search engine optimization.

Steven Broyhill: Steven is a contractor with 17 years of experience in the Knox County area and is familiar with the nuances of city hall for permits. He has previously worked with Frog and his innovation and problem-solving abilities are as impressive as his skills as a craftsman.

Mike Ebervein: We will be working with financial advisors and accountants from Mike's firm based in Chicago, which boasts 54 years of experience between himself and his partner. They consult on taxes, managing burn rate, payroll, budgeting. Frog has known him for 15 years and is confident in his skills to shed an informed perspective as we navigate the financials of The Denton Hotel project and Frog Juice Kombucha expansion.

Ray Ziganto: Ray is a family friend of Frog's and has been a fantastic advisor in navigating this business idea. He has decades of experience in mergers and acquisitions in the plastics fabrications industry both in the U.S. and China which has led him to open his own consulting firm. He and his wife Lina now help industry professionals close to retiring make wise investments into other businesses with reliable ROIs to make retirement more comfortable.


FROG JUICE
July 13 at 4:58 PM · Instagram
The heat is on. So are our home delivery services! Add one less thing to your to-do list by letting us bring cold, refreshing, healthy beverages right to your porch.
Go on, check out our order page below for fresh brewed kombucha flavors, juns, hybrids, and more.
https://www.frogjuicekombucha.com/s/order


FROG JUICE
6d · Instagram
Beat the heat with our new, refreshing summer flavors!
Today's featured flaver is Blackberry Basil Cucumber. The tart, sweetness of summer blackberries pairs perfectly with the refreshing addition of cucumber and a touch of basil. Perfect for cooling down after a bike ride, swim, paddle, or hike, our kombucha is made with high quality, locally sourced ingredients.
Find a local retailer or order online for local delivery through the link below...... See More
FROG JUICE
artisanal kombucha
blackberry basil cucum


FROG JUICE is with Frog Greishaw.
July 16 at 11:06 AM · Instagram
With so many new things happening, we thought it was time to formally introduce all the members of our talented team! It only seems fitting to start with our founder and Master of Kombucha, Frog Greishaw, who is an amazingly talented individual.
An avid motorcyclist, justice seeker, nature lover/woodswoman, and just above amateur level alchemist, she has always had an intense respect for the magic that surrounds plant medicine and is so grateful that this is becoming more v... See More

Growth Strategies

Distribution, Growth, & Sales

We currently have eleven consistent retail customers in Chicago and a potential client list of sixty. When brewing operations shifted locations to Knoxville in February 2017, Frog Juice chose to focus efforts in their own backyard once things in Chicago stabilized after the move (August 2018). Frog Juice has recruited an exceptional saleswoman to serve in the Midwest once the brewery expansion is underway. Our current distributor will continue servicing our small, local accounts in the city; however, a large-scale distributor, who primarily distributes kegs and has expressed interest in taking on Frog Juice Kombucha, will serve the greater Chicago market region.

In Knoxville, we currently have seventeen consistent accounts with five in the wings as of this document. Frog Juice Kombucha has been extremely well received in this area, and some of the biggest names in the Knoxville culinary spotlight now carry our products. We are being courted by a local distributor that covers this region as well as Chattanooga and Nashville and have connections with Costco (nationwide, though their business model tests products regionally first) and Mariano's (Chicago area).

As one of only four kombucha companies in the state of Tennessee, we are slated to achieve exponential growth in the South East and Midwest. We have also forged a partnership with a restaurant group in Dublin, Ireland to establish a kombucha brewery in their facility and handle packaging and European distribution under our label. Just this year, we were also approached by a group in Arizona to set up a similar partnership in the future. The aforementioned business is already permitted with a soda manufacturing license and the well water on site has fantastic brewing properties. The location would poise us for distribution to Las Vegas, Santa Fe, Phoenix, Scottsdale, Prescott, and Southern California (only listing places we currently have connections) and Denver/San Francisco would be a bit further range.



Execution by Multiplication

Frog Juice is well positioned for growth during the first five years and beyond. By investing in scalable brewing and bottling equipment, intentional networking, and strategic partnerships we have positioned ourselves to anticipate and meet the needs of our customers.

Long term expansion of the company will be achieved by replication. Through partnerships in every region of the continental U.S. as well as Ireland (where a relationship has already been established), new locations will open and replicate the expansion process described in this business plan. These regional locations will allow Frog Juice, Inc. to continue to brew beverages with locally sourced ingredients and craft flavors that reflect the flavors of that particular region. Having multiple regional locations will also help ensure product quality and keep distribution costs low. Likewise, the partnership formed in Ireland will act as a distribution hub into the U.K. and parts of Europe.

Revenue from Satellite Locations

Revenue from these satellite breweries are <u>not</u> included in the projections for this project. While these projects will ensure the long-term viability of Frog Juice, Inc., contracts each new location will be negotiated with the partners for each respective region and will therefore vary. Investors will be kept apprised of these negotiations. Frog Juice, Inc. anticipates pursuing the partnerships already established in Arizona and Ireland as soon as the Knoxville expansion is complete and shows stable growth.

Local Expansion

Once the brewery is well established, the threat of Covid-19 has passed, and the hospitality industry begins to recover, there are ample opportunities for expanding the brewery's property to include a tasting room, events, retreats, and agri-tourism. These possibilities are not at all included in the financial projections in this business plan due to the current global health crisis.

Financial Planning & Analysis

The following projections and pro forma financial statements are projections of the Frog Juice Kombucha for the first five years after brewing operations open in the new space. They include a pro forma balance sheet, startup capital required, revenue projections, cash flow, and payroll expenses. Plans to partner with businesses in other regions of the country would allow for satellite brewing locations while keeping distribution costs low.

Product Mix & Pricing

Frog Juice currently offers eight flavors of kombucha, one fire cider, one JUN, one JUN/kombucha hybrid, as well as occasional collaborations with other local businesses in cans, growlers, and kegs. Current wholesale and retail prices are as listed below. In the event that expansion significantly lowers cost of goods sold and sales goals are being met, Frog Juice will consider lowering the wholesale price per can. Typically, 70% of kombucha produced is sold as cases of cans and the remaining 30% is sold in kegs. Growler sales began in October 2019 and demand and logistics are still being assessed. In addition to the price of the keg a $50 deposit is also required per keg in the event that a keg is damaged or not returned.

Product	Wholesale	Retail
Kombucha Cans (16oz)	■	$4-5/Can
Kombucha Growlers (64oz)	-	$14 liquid/$10 for the glass
Kombucha Kegs (5gal)	■	-
JUN kegs (5gal)	■	-
KOM/JUN Hybrid Cans (16oz)	■	$4.50-$5.50
KOM/JUN Hybrid Growlers (64oz)	-	$16 liquid/ $10 for the glass
KOM/JUN Hybrid Kegs (5gal)	■	-
Small Fire Cider (1oz)	■	$3.50-$4.50
Large Fire Cider (4oz)	■	$10-$12

COGS & BEP

The following cost of goods sold calculations do not include labor, as most employees will serve dual purposes in the company and is therefore included in operating costs. Projections assume for a 15% decrease in cost of goods sold as production increase, however break-even calculations were made according to current costs in order to be more conservative. This assumption is based on quotes from packaging vendors and farmers with whom we have discussed the future need for larger orders as well as the possibility of contract farming for ingredients.

A break-even analysis performed based on projected start-up costs, fixed operating costs over the first five years, and established cost of goods sold, resulted in a break-even point by the first quarter of year 5. Total units to reach break-even were calculated according to the current product sales mix; cans accounting for 70% of sales and kegs for about 30%. Total units sold to break-even are 95,737 which equates to 244,130 gallons of Kombucha. This analysis does not take into account revenue from other products that the company offers but make up a significantly less percentage of sales revenue such as Fire Cider, Hand Sanitizer, Face Masks, and Jun Tea.

Revenue Assumptions

Revenue streams for Frog Juice are calculated according to each product's projected production capacity, current product sales percentages, and unmet demand. Due to the high cost of production, JUN Tea will only be produced for hybrids and current customers until more affordable ingredient sources are found or demand significantly increases. Minimal revenue is also expected from event bookings for the boochmobile. While these events may not be highly profitable, the value in terms of marketing and exposure are expected to bring high returns.

Expense Assumptions

All expenses were carefully researched by consulting industry experts and acquiring quotes based on known parameters. Some assumptions that were made include:

- A consistent rate for distribution costs at 25% of sales.
- Annual brewery equipment and repairs cost will be 5% of the cost of the equipment.
- Annual property maintenance and repairs cost will be 10% of the property cost.
- Office and advertising costs will be kept low by employing sustainable administrative and marketing practices and keeping these tasks in house as much as possible.
- Utilities estimated at 5% of total revenue.

Debt Repayment

As is represented on the balance sheet and cash flow statement, all short-term loans will be paid off no later than year three. In order to ensure that these liabilities are eliminated, the owner will personally pay off these loans and be reimbursed by the company by taking an owner's draw when the cash reserves allow. These draws are not represented in the statements presented as draws for reimbursement will be according to the reserves available and the overall performance of the business.

The loan acquired to purchase the property is estimated as a worst-case scenario and, while a 30-year loan is estimated in order to provide flexibility with capital if necessary, the property will be paid of sooner as cash reserves allow to eliminate unnecessary interest expense.

Critical Risks

Economic Effects on the Hospitality Industry (COVID-19)

The hospitality industry has been one of the hardest hit by the recent health crisis. While the viability of the tourism market in the region makes recovery promising, how long that will take is uncertain. As a company that places high priority on health and well-being, we intend to set an example of responsible operation within our community. Our growth in 2020 despite the economic effects of the pandemic makes us confident in our ability to adapt and serve our community despite the circumstances.

Lower Sales than Projected

While local sales have consistently grown over the past several years, it is possible that the exponential scale of production capacity increases will surpass demand. In anticipation of this possibility we intend to leverage our ability to slowly increase batch sizes with the same brewing equipment to match product demand.





Overestimated Production

One of the most beautiful parts of brewing kombucha is the partnership between the mother cultures and the brewer. Frog Juice currently has 30 mother cultures that are all in good health and thriving as we increase batch sizes. This process also requires the utmost respect for their health and willingness to process an increased capacity and rate of fermentation. For this reason, brewing metrics will be carefully monitored to avoid any loss of the mother cultures and anticipate necessary changes to the process should the need arise.

Product Quality Control

As production increases significantly over the next five years the possibility of encountering quality issues increases. New brewing methods are necessary to produce at projected levels and therefore must be tested for quality and efficiency. This increases the risk for product waste and returns. By anticipating this risk, we acknowledge the importance of fastidious quality control and exceptional customer service. We anticipate that 5% of annual revenues will be lost in product development and has been accounted for in the budget.

[Table of Contents](#)

Frog Juice, Inc.	START-UP EXPENSE REPORT

Required Start-Up Funds	Amount	Totals	Depreciation
Fixed Assets			(in years)
Real Estate-Land	$ 37,550.00		
Buildings	$ 22,990.00		20
Leasehold Improvements	$ -		7
Building Improvements (Does not include items listed below)	$ -		
Equipment	$ 150,000.00		7
Furniture and Fixtures	$ 10,000.00		5
Vehicles	$ 22,000.00		5
Other Fixed Assets	$ -		5
Total Fixed Assets		$ 242,540.00	
Operating Capital			
Pre-Opening Salaries	$ 111,400.00		
Prepaid Insurance Premium	$ 5,000.00		
Legal and Accounting Fees	$ 3,000.00		
Rent Deposits	$ -		
Utility Deposits	$ 2,000.00		
Supplies	$ 2,500.00		
Advertising and Promotions	$ 1,500.00		
Licenses	$ 1,515.00		
Other Initial Start-Up Costs	$ -		
Working Capital	$ -		
Total Operating Capital		$ 126,915.00	
Total Required Funds		$ 369,455.00	

Sources of Funding	Amount	Totals	Loan	Term in	Monthly
Owner's Equity	30%	$ 294,340.00			
MainVest Investors*	25%	$ 250,000.00		5	$ 844 00
Additional Loans or Debt					
Angel Investors	1%	$ 10,000.00	20%	24	$ 508 96
Personal Loans	3%	$ 31,500.00	0%		$ -
Credit Card Debt	4%	$ 36,000.00	20%	60	$ 953.78
FHA Construction Loan	24%	$ 235,950.00	4%	360	$ 1,097 95
Rural First Loan	13%	$ 129,250.00	3%	360	$ 571.77
Total Sources of Funding		**$ 987,040.00**			**$ 3,132.45**

*Revenue sharing notes currently available Campaign ends December 31 2020

Frog Juice, Inc.   PRO FORMA BALANCE SHEET

Assets	Year 1	Year 2	Year 3	Year 4	Year 5
Current Assets					
Cash	$ 51,077.02	$ (78,270.03)	$ (193,315.71)	$ 119,722.29	$ 490,590.32
Accounts receivable	$ 7,790.77	$ 11,630.87	$ 17,064.11	$ 25,509.78	$ 37,530.53
Inventory	$ 3,973.54	$ 5,010.61	$ 6,252.79	$ 7,909.49	$ 9,907.15
Prepaid expenses	$ 6,359.00	$ 10,115.00	$ 10,115.00	$ 10,115.00	$ 10,115.00
Short-term investments	$ -	$ -	$ -	$ -	$ -
Total current assets	$ 69,200.32	$ (51,513.56)	$ (159,883.81)	$ 163,256.56	$ 548,142.99
Fixed (Long-Term) Assets					
Long-term investments	$ -	$ -	$ -	$ -	$ -
Property, plant, and equipment	$ 251,788.00	$ 261,393.00	$ 431,368.00	$ 601,728.00	$ 772,487.00
(Less accumulated depreciation)	$ (33,576.07)	$ (67,152.14)	$ (105,013.93)	$ (109,300.64)	$ (113,586.36)
Intangible assets	$ -	$ -	$ -	$ -	$ -
Total fixed assets	$ 218,211.93	$ 194,240.86	$ 326,354.07	$ 492,427.36	$ 658,900.64
Other Assets					
Deferred income tax	$ -	$ -	$ -	$ -	$ -
Other	$ -	$ -	$ -	$ -	$ -
Total Other Assets	$ -	$ -	$ -	$ -	$ -
Total Assets	$ 307,362.25	$ 162,677.30	$ 186,420.26	$ 675,633.91	$ 1,226,993.64

Liabilities and Owner's Equity	Year 1	Year 2	Year 3	Year 4	Year 5
Current Liabilities					
Accounts payable	$ 10,542.94	$ 12,602.85	$ 13,614.85	$ 14,842.63	$ 16,346.19
Short-term loans	$ 67,500.00	$ 31,500.00	$ -	$ -	$ -
Income taxes payable	$ (47,921.96)	$ (33,902.05)	$ 8,764.51	$ 79,231.05	$ 182,453.63
Accrued salaries and wages	$ 11,643.08	$ 13,847.42	$ 14,257.07	$ 14,679.01	$ 15,113.61
Unearned revenue	$ -	$ -	$ -	$ -	$ -
Current portion of long-term debt	$ 3,103.77	$ 4,351.80	$ 6,117.60	$ 8,862.44	$ 571.77
Total current liabilities	$ 45,147.62	$ 28,679.82	$ 43,033.83	$ 117,894.94	$ 214,765.00
Long-Term Liabilities					
Long-term debt	$ 358,445.00	$ 351,430.00	$ 344,144.00	$ 336,577.00	$ 328,718.00
MainVest Revenue Sharing Notes	$ 229,744.00	$ 199,503.75	$ 155,137.06	$ 88,811.64	$ -
Other	$ -	$ -	$ -	$ -	$ -
Total long-term liabilities	$ 588,189.00	$ 550,933.75	$ 499,281.06	$ 425,388.64	$ 328,718.00
Owner's Equity					
Owner's investment	$ 294,340.00	$ 330,340.00	$ 361,840.00	$ 361,840.00	$ 361,840.00
Retained earnings	$ 90,000.00	$ 92,700.00	$ 95,481.00	$ 98,345.43	$ 101,295.79
Other	$ -	$ -	$ -	$ -	$ -
Total owner's equity	$ 384,340.00	$ 423,040.00	$ 457,321.00	$ 460,185.43	$ 463,135.79
Total Liabilities and Owner's Equity	$ 1,075,427.62	$ 1,057,814.57	$ 1,052,107.90	$ 1,053,148.01	$ 1,053,397.79

Common Financial Ratios	Year 1	Year 2	Year 3	Year 4	Year 5
Working Capital (Current Assets - Current Liabilities)	$ 24,052.70	$ (80,193.37)	$ (202,917.65)	$ 45,361.61	$ 333,377.99
Debt Ratio (Total Liabilities / Total Assets)	$ 2.25	$ 3.90	$ 3.19	$ 0.88	$ 0.48
Current Ratio (Current Assets / Current Liabilities)	$ 1.53	$ (1.80)	$ (3.72)	$ 1.38	$ 2.55
Assets-to-Equity Ratio (Total Assets / Owner's Equity)	$ 0.80	$ 0.38	$ 0.41	$ 1.47	$ 2.65
Debt-to-Equity Ratio (Total Liabilities / Owner's Equity)	$ 1.80	$ 1.50	$ 1.30	$ 1.29	$ 1.27

Frog Juice, Inc.
PRO FORMA CASH FLOW STATEMENT

For the Year Ending		12/31/21		12/31/22		12/31/23		12/31/24		12/31/25
Cash at Beginning of Year	$	500,000.00	$	51,077.02	$	(78,270.03)	$	(193,315.71)	$	119,722.29
Cash as End of Year	$	51,077.02	$	(78,270.03)	$	(193,315.71)	$	119,722.29	$	490,590.32

Operations		**Year 1**		**Year 2**		**Year 3**		**Year 4**		**Year 5**
Cash receipts from										
Customers	$	405,120.00	$	604,805.00	$	887,333.75	$	1,326,508.44	$	1,951,587.42
Other Operations	$	-	$	-	$	-	$	-	$	-
Cash paid for										
Inventory purachses	$	(47,682.44)	$	(60,127.33)	$	(75,033.50)	$	(94,913.85)	$	(118,885.75)
Operating Expenses	$	(551,317.68)	$	(662,467.71)	$	(703,995.92)	$	(757,781.29)	$	(824,024.13)
Income taxes	$	47,921.96	$	33,902.05	$	(8,764.51)	$	(79,231.05)	$	(182,453.63)
Net Cash Flow From Operations	$	**(145,958.16)**	$	**(83,887.99)**	$	**99,539.82**	$	**394,582.24**	$	**826,223.91**

Investing Activities										
Cash receipts from										
Sale of property and equipment	$	-	$	-	$	-	$	-	$	-
Collection of principal on loans	$	-	$	-	$	-	$	-	$	-
Sale of investment securities	$	-	$	-	$	-	$	-	$	-
Cash paid for										
Purchase of property and equipment	$	(242,540.00)	$	(5,000.00)	$	(160,000.00)	$	(5,000.00)	$	(155,000.00)
Making loans to other entities	$	-	$	-	$	-	$	-	$	-
Purchase of investment securities	$	-	$	-	$	-	$	-	$	-
Net Cash Flow from Investing Activities	$	**(242,540.00)**	$	**(5,000.00)**	$	**(160,000.00)**	$	**(5,000.00)**	$	**(155,000.00)**

Financing Activities										
Cash receipts from										
Issuance of stock	$	-	$	-	$	-	$	-	$	-
Borrowing	$	-	$	-	$	-	$	-	$	-
Cash paid for										
Repurchase of stock (treasury stock)	$	-	$	-	$	-	$	-	$	-
Repayments of loans	$	(16,861.21)	$	(6,861.21)	$	(6,861.21)	$	(6,861.21)	$	(6,861.21)
Revenue Sharing	$	(20,256.00)	$	(30,240.25)	$	(44,366.69)	$	(66,325.42)	$	(290,137.06)
Net Cash Flow from Financing Activites	$	**(37,117.21)**	$	**(37,101.46)**	$	**(51,227.89)**	$	**(73,186.63)**	$	**(296,998.27)**

| **Net Increase in Cash** | $ | **(448,922.98)** | $ | **(129,347.05)** | $ | **(115,045.68)** | $ | **313,038.00** | $ | **370,868.03** |

Frog Juice, Inc.   **PRO FORMA INCOME STATEMENT**

Revenue		Year 1		Year 2		Year 3		Year 4		Year 5
Revenue	$	405,120.00	$	604,805.00	$	887,333.75	$	1,326,508.44	$	1,951,587.42
(refunds & loss)	$	(12,153.60)	$	(18,144.15)	$	(26,620.01)	$	(39,795.25)	$	(58,547.62)
Total Revenues	**$**	**392,966.40**	**$**	**586,660.85**	**$**	**860,713.74**	**$**	**1,286,713.18**	**$**	**1,893,039.80**

Expenses										
Advertising	$	(4,000.00)	$	(5,000.00)	$	(6,250.00)	$	(7,812.50)	$	(9,765.63)
Revenue Sharing	$	(10,128.00)	$	(15,120.13)	$	(22,183.34)	$	(33,162.71)	$	(48,789.69)
Commissions	$	-	$	(9,684.72)	$	(13,702.64)	$	(21,299.97)	$	(30,316.33)
Cost of goods sold	$	(47,682.44)	$	(60,127.33)	$	(75,033.50)	$	(94,913.85)	$	(118,885.75)
Depreciation	$	(33,576.07)	$	(33,576.07)	$	(37,861.79)	$	(37,862.79)	$	(37,861.79)
Furniture and equipment	$	(5,000.00)	$	(5,000.00)	$	(5,000.00)	$	(5,000.00)	$	(5,000.00)
Insurance	$	(2,496.00)	$	(2,496.00)	$	(2,496.00)	$	(2,496.00)	$	(2,496.00)
Interest expense	$	(13,638.00)	$	(13,107.00)	$	(12,826.00)	$	(12,534.00)	$	(12,231.00)
Maintenance and repairs	$	(2,549.00)	$	(3,049.00)	$	(3,549.00)	$	(4,049.00)	$	(4,549.00)
Office supplies	$	(1,500.00)	$	(1,725.00)	$	(1,983.75)	$	(2,281.31)	$	(2,623.51)
Payroll taxes	$	(58,944.78)	$	(65,075.20)	$	(66,785.49)	$	(68,102.12)	$	(69,458.26)
Business Services	$	(6,000.00)	$	(6,000.00)	$	(6,000.00)	$	(6,000.00)	$	(6,000.00)
Research and development	$	(3,929.66)	$	(5,866.61)	$	(8,607.14)	$	(12,867.13)	$	(18,930.40)
Salaries and wages	$	(302,720.00)	$	(360,032.83)	$	(370,683.81)	$	(381,654.33)	$	(392,953.96)
Software	$	(2,148.00)	$	(5,904.00)	$	(5,904.00)	$	(5,904.00)	$	(5,904.00)
Travel	$	(5,000.00)	$	(6,250.00)	$	(7,812.50)	$	(9,765.63)	$	(12,207.03)
Utilities	$	(126,515.24)	$	(151,234.22)	$	(163,378.24)	$	(178,111.59)	$	(196,154.33)
Web hosting and domains	$	(200.00)	$	(200.00)	$	(200.00)	$	(200.00)	$	(200.00)
Licenses	$	(1,515.00)	$	(1,515.00)	$	(1,515.00)	$	(1,515.00)	$	(1,515.00)
Total Expenses	**$**	**(632,576.19)**	**$**	**(756,171.11)**	**$**	**(816,891.21)**	**$**	**(890,557.93)**	**$**	**(980,771.67)**
Net Income Before Taxes	$	(239,609.79)	$	(169,510.26)	$	43,822.53	$	396,155.26	$	912,268.13
Income tax expense	$	(47,921.96)	$	(33,902.05)	$	8,764.51	$	79,231.05	$	182,453.63
Income from Continuing Operation	**$**	**(191,687.84)**	**$**	**(135,608.21)**	**$**	**35,058.03**	**$**	**316,924.20**	**$**	**729,814.50**
Net Income	**$**	**(191,687.84)**	**$**	**(135,608.21)**	**$**	**35,058.03**	**$**	**316,924.20**	**$**	**729,814.50**

Frog Juice, Inc. — PAYROLL EXPENSE REPORT

Salaries and Related Expenses	#	Assumption	Wage Base	Year 1	Year 2	Year 3	Year 4	Year 5
Percent Change					3%	3%	3%	3%
Salaries and Wages								
Owner's Compensation	1			$ 90,000	$ 92,700	$ 95,481	$ 98,345	$ 101,296
Salaries	3			$ 132,800	$ 136,784	$ 140,888	$ 145,114	$ 149,468
Wages								
Full- ime Employees	3			$ 24,960	$ 99,840	$ 102,835	$ 105,920	$ 109,098
Average Hours Per Week	35							
Average Rate Per Hour	$16 50							
Part- ime Employees	3			$ 24,960	$ 25,709	$ 26,480	$ 27,274	$ 28,093
Average Hours Per Week	20							
Average Rate Per Hour	$12 00							
ndependent Contractors				$ 30,000	$ 5,000	$ 5,000	$ 5,000	$ 5,000
Total Salaries and Wages	**93.5**			**$ 302,720**	**$ 360,033**	**$ 370,684**	**$ 381,654**	**$ 392,954**
Payroll Taxes and Benefits								
Social Security		6 20%		$ 18,769	$ 22,322	$ 22,982	$ 23,663	$ 24,363
Medicare		1 45%		$ 4,389	$ 5,220	$ 5,375	$ 5,534	$ 5,698
Federal Unemployment ax (FU A)		0 08%	$ 7,000	$ 524	$ 524	$ 524	$ 524	$ 524
State Unemployment ax (SU A)		2 70%	$ 7,000	$ 17,672	$ 17,672	$ 17,672	$ 17,672	$ 17,672
Employee Pension Programs				$ -	$ -	$ -	$ -	$ -
Worker's Compensation		1 50%		$ 4,091	$ 4,214	$ 4,340	$ 4,470	$ 4,604
Employee Health Care Subscription		$ 36 00		$ 2,592	$ 3,888	$ 4,320	$ 4,320	$ 4,320
Other Employee Bene it Programs		4 00%		$ 10,909	$ 11,236	$ 11,573	$ 11,920	$ 12,278
Total Payroll Taxes and Benefits				**$ 58,945**	**$ 65,075**	**$ 66,785**	**$ 68,102**	**$ 69,458**
Total Salaries and Related Expenses				**$ 361,665**	**$ 425,108**	**$ 437,469**	**$ 449,756**	**$ 462,412**

FROG JUICE, INC.
Balance Sheet - UNAUDITED

	2017 December 31	2018 December 31	2019 December 31
ASSETS			
Current Assets:			
Cash	$ 32.00	$ 809.51	$ (519.06)
Petty Cash	$ -	$ -	$ -
Accounts Receivables	$ -	$ -	$ -
Inventory	$ 2,000.00	$ 4,544.56	$ 4,044.56
Prepaid Expenses	$ 704.69	$ 520.00	$ 520.00
Employee Advances	$ -	$ -	$ -
Temporary Investments	$ -	$ -	$ -
Total Current Assets	$ 2,736.69	$ 5,874.07	$ 4,045.50
Fixed Assets:			
Land	$ -	$ -	$ -
Buildings	$ -	$ -	$ -
Furniture and Equipment	$ 12,552.40	$ 13,262.40	$ 14,962.40
Computer Equipment	$ 268.65	$ 268.65	$ 268.65
Vehicles	$ 9,372.00	$ 9,372.00	$ 9,372.00
Less: Accumulated Depreciation	$ (2,254.20)	$ (6,007.15)	$ (9,897.61)
Total Fixed Assets	$ 19,938.85	$ 16,895.90	$ 14,705.44
Other Assets:			
Trademarks	$ -	$ -	$ -
Patents	$ -	$ -	$ -
Security Deposits	$ -	$ -	$ -
Other Assets	$ 1,023.86	$ 1,023.86	$ 1,023.86
Total Other Assets	$ 1,023.86	$ 1,023.86	$ 1,023.86
TOTAL ASSETS	$ 23,699.40	$ 23,793.83	$ 19,774.80
LIABILITIES			
Current Liabilities:			
Accounts Payable	$ -	$ -	$ 917.00
Business Credit Cards	$ 25,852.72	$ 22,790.32	$ 29,924.88
Sales Tax Payable	$ -	$ -	$ -
Payroll Liabilities	$ -	$ -	$ 2,000.00
Other Liabilities	$ -	$ -	$ -
Current Portion of Long-Term Debt	$ 550.00	$ 550.00	$ 550.00
Total Current Liabilities	$ 26,402.72	$ 23,340.32	$ 33,391.88
Long-Term Liabilities:			
Notes Payable	$ -	$ 44,543.61	$ 39,758.42
Mortgage Payable	$ -	$ -	$ -
Less: Current portion of Long-term debt	$ -	$ (550.00)	$ (550.00)
Total Long-Term Liabilities	$ -	$ 43,993.61	$ 39,208.42
EQUITY			
Capital Stock/Partner's Equity	$ -	$ -	$ -
Opening Retained Earnings	$ (3,235.51)	$ (31,742.38)	$ (28,799.63)
Dividends Paid/Owner's Draw	$ -	$ (109.00)	$ (1,055.41)
Net Income (Loss)	$ 532.19	$ (11,688.72)	$ (22,970.46)
Total Equity	$ (2,703.32)	$ (43,540.10)	$ (52,825.50)
TOTAL LIABILITIES & EQUITY	$ 23,699.40	$ 23,793.83	$ 19,774.80
Balance Sheet Check	$ -	$ -	$ -

FROG JUICE, INC.
Income Statement - UNAUDITED

	2017 Janurary 1 to December 31	2018 Janurary 1 to December 31	2019 Janurary 1 to December 31
REVENUES			
Sales	$ 68,405.91	$ 40,436.00	$ 31,040.00
Other Revenue	$ -	$ 600.00	$ 4,769.73
TOTAL REVENUES	$ 68,405.91	$ 41,036.00	$ 35,809.73
COST OF GOODS SOLD			
Cost of Sales	$ 17,602.62	$ 5,305.84	$ 6,316.69
Supplies	$ 3,495.31	$ 11,429.04	$ 3,835.89
Other Direct Costs	$ 5,650.67	$ 2,972.41	$ 2,462.38
TOTAL COST OF GOODS SOLD	$ 26,748.60	$ 19,707.29	$ 12,614.96
GROSS PROFIT (LOSS)	$ 41,657.31	$ 21,328.71	$ 23,194.77
OPERATING EXPENSES			
Advertising and Promotion	$ 2,991.07	$ 1,260.00	$ 540.00
Bank Service Charges	$ 59.00	$ 54.00	$ 428.88
Business Licenses and Taxes	$ 100.00	$ 15.00	$ 982.17
Car & Truck	$ 1,960.42	$ 1,642.19	$ 388.36
Depreciation	$ 2,254.20	$ 6,007.15	$ 9,897.61
Dues and Subscriptions	$ -	$ 120.00	$ 120.00
Gas Expense	$ 3,436.77	$ 2,278.17	$ 2,772.57
Insurance	$ 704.69	$ 591.99	$ 645.00
Meals and Entertainment	$ 3,220.43	$ 1,788.87	$ 1,218.71
Miscellaneous Expense	$ 5,332.05	$ 516.91	$ 594.10
Office Supplies	$ 268.65	$ 193.67	$ 355.29
Owner's Compensation	$ -	$ 109.00	$ 1,713.41
Payroll Taxes and Benefits	$ -	$ -	$ -
Phone & Internet	$ 3,627.58	$ 990.88	$ 1,133.96
Professional Services - Legal, Accounting	$ 1,983.20	$ 6,695.65	$ 7,834.01
Rental Payments	$ 10,517.00	$ 3,927.74	$ 6,714.20
Repairs & Maintenance	$ 625.00	$ 900.00	$ (100.00)
Travel	$ 1,278.78	$ 299.98	$ 660.69
Utilities	$ 1,000.00	$ 1,239.01	$ 1,498.72
Wages	$ -	$ -	$ -
Website Development	$ -	$ -	$ -
TOTAL OPERATING EXPENSES	$ 39,358.84	$ 28,630.21	$ 37,397.68
OPERATING PROFIT (LOSS)	$ 2,298.47	$ (7,301.50)	$ (14,202.91)
INTEREST (INCOME), EXPENSE & TAXES			
Owner's Investment/Draw	$ -	$ -	$ 658.00
Interest Expense	$ 1,766.28	$ 4,126.22	$ 7,933.55
Income Tax Expense	$ -	$ 261.00	$ 176.00
TOTAL INTEREST (INCOME), EXPENSE & TAXES	$ 1,766.28	$ 4,387.22	$ 8,767.55
NET INCOME (LOSS)	$ 532.19	$ (11,688.72)	$ (22,970.46)

FROG JUICE, INC.
Cash Flow Statement - UNAUDITED

	2017 Janurary 1 to December 31	2018 Janurary 1 to December 31	2019 Janurary 1 to December 31
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net Income	$ 532.19	$ (11,688.72)	$ (22,970.46)
Adjustments to Reconcile Net Income			
to Net Cash Flows From Operating Activities:			
Depreciation	$ 2,254.20	$ 6,007.15	$ 9,897.61
Decrease (Increase) in Operating Assets:			
Trade Accounts Receivable	$ -	$ -	$ -
Inventory	$ 26,748.60	$ 19,707.29	$ 12,614.96
Prepaid Income Taxes	$ -	$ -	$ -
Increase (Decrease) in Operating Liabilities:			
Accounts Payable	$ -	$ -	$ 917.00
Credit Cards Payable	$ 22,329.08	$ 11,481.21	$ 7,134.56
Total Adjustments	$ 51,331.88	$ 37,195.65	$ 30,564.13
Net Cash Flows From Operating Activities	$ 51,864.07	$ 25,506.93	$ 7,593.67
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchase of Property and Equipment	$ (22,174.74)	$ (710.00)	$ -
Net Cash Flows From Investing Activities	$ (22,174.74)	$ (710.00)	$ -
CASH FLOWS FROM FINANCING ACTIVITIES:			
Repayment of Debt	$ (32,323.45)	$ (27,904.92)	$ (7,866.83)
Member's Withdrawals	$ -	$ (109.00)	$ (1,055.41)
Net Cash Flows From Financing Activities	$ (32,323.45)	$ (28,013.92)	$ (8,922.24)
NET INCREASE (DECREASE) IN CASH	$ (2,634.12)	$ (3,216.99)	$ (1,328.57)
CASH - BEGINNING	$ 2,666.80	$ 4,026.50	$ 809.51
CASH - ENDING	$ 32.68	$ 809.51	$ (519.06)

Appendices

Business Documents & Contracts

- [Loan Agreement – Matthew Miller](#)
- [Loan Agreement – Michael A. Snider](#)
- [MainVest Revenue Sharing Note Offering](#)

Media Coverage

- [Knox News](#): Hangover cure or workout drink, locally brewed kombucha hits South Knox
- [Eater](#): Get Tipsy on Kombucha Cocktails at These 9 Bars
- [Knox Foodie](#): Blühen Botanicals Opening this weekend!
- [The Columbia Chronical](#): Tea on tap: Kombucha bar opening in Logan Square
- [Flavor & The Menu](#): Coffee and Tea Cocktails Offer On-Trend Opportunity
- [Chicago Athletic Hotel](#): Get on Board with Kombucha
- [Chicago Reader](#): Step-by-step instructions for making Scofflaw bartender Uby Khawaja's Tomfoolery
- [DNA Info](#): Peek Inside the Kombucha Room, Opening Saturday in Logan Square
- [Jack FM Knoxville](#): Holiday Pop Up Shop at Alliance Brewing